

Mail Stop 3720

June 6, 2016

Jack Jiajia Huang
Chief Executive Officer
China Online Education Group
6th Floor Deshi Building North
Shangdi Street, Haidian District, Beijing 100085
People's Republic of China

> **Re: China Online Education Group**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed June 6, 2016**
> **File No. 333-211315**

Dear Mr. Huang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 64

1. Please disclose the amount of the increase to net tangible book value per share and dilution per share attributable to this offering separate from the amounts related to the Concurrent Private Placements as required by Item 506 (b) and (c) of Regulation S-K.

2. Please also tell us how you calculated the pro forma net tangible book values per ordinary share presented in your dilution table.

Description of Share Capital, page 163

3.   Please revise your disclosure under this heading as follows:

- We note the reference to the company's register of members in paragraphs 3.3 of Exhibit 5.1. Please include a detailed discussion of the relevance of entering the shares in the register of members, including the procedures and timing required to make appropriate entries. Please include a statement in this section that the company will perform the procedures necessary to register the shares in the register of members. We note that the depositary will initially hold the ordinary shares underlying the ADSs. You should therefore discuss the ability to seek rectification of the register of members as necessary; and

- Please reconcile your disclosure under "Transactions with Interested Shareholders, page 169," with your disclosure in section III of Exhibit 99.1

Consolidated Financial Statements
Notes to Consolidated Financial Statements
11. Unaudited pro forma balance sheet and loss per share, page F-81

4.   We note you have issued options for 22,846,000 ordinary shares that will vest upon completion of this offering. Please tell us if you considered including an adjustment to your pro forma balance sheet and the number of shares used in your pro forma loss per share calculation to reflect the vesting of these shares upon completion of this offering.

5.   Also, please disclose in a footnote the stock-based compensation amount associated with these options and clearly indicate that the expense was not included in the pro forma net loss because it will not have a continuing impact on the company's operations.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications